AMCOR FLEXIBLES NORTH AMERICA, INC.

2301 Industrial Drive

Neenah, Wisconsin 54956

July 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Amcor Flexibles North America, Inc.
Registration Statement on Form S-4
Filed on July 15, 2025

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “Act”), on the date hereof, in connection with the proposed offers by Amcor Flexibles North America, Inc. (the “Company”) and Amcor plc, Amcor Finance (USA), Inc. (“AFUI”), Amcor Group Finance plc (“AGF”), Amcor UK Finance plc (“Amcor UK”), Berry Global Group, Inc. (“BGGI”) and Berry Global, Inc. (“BGI” and, together with Amcor plc, AFUI, AGF, Amcor UK and BGGI, the “Guarantors”) to exchange (the “Exchange Offers”) up to the aggregate principal amount outstanding of each of the Company’s unregistered $725,000,000 4.800% Guaranteed Senior Notes due 2028, $725,000,000 5.100% Guaranteed Senior Notes due 2030 and $750,000,000 5.500% Guaranteed Senior Notes due 2035 (collectively, the “Old Notes”) for equal aggregate principal amounts of the respective series of the Company’s $725,000,000 4.800% Guaranteed Senior Notes due 2028, $725,000,000 5.100% Guaranteed Senior Notes due 2030 and $750,000,000 5.500% Guaranteed Senior Notes due 2035 (collectively, the “Exchange Notes”) the offers of which have been registered under the Act.

The Company and the Guarantors are conducting the Exchange Offers in reliance on the position of the staff of the SEC (the “Staff”) enunciated in in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988), Morgan Stanley and Co., Inc. (pub. avail. June 5, 1991), as interpreted in the SEC’s letter to Shearman & Sterling (pub. avail. July 2, 1993).

This will confirm that the Company and the Guarantors have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and that the Company and the Guarantors are not aware of any person that will participate in the Exchange Offers with a view to distribute (within the meaning of the Act) the Exchange Notes. In this regard, the Company and the Guarantors will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus) that if the Exchange Offers are being registered for the purpose of secondary resales, any security holder using the Exchange Offers to participate in a distribution of the Exchange Notes (1) cannot not rely on the Staff position expressed in in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988), Morgan Stanley and Co., Inc. (pub. avail. June 5, 1991), as interpreted in the SEC’s letter to Shearman & Sterling (pub. avail. July 2, 1993), or similar no-action letters, and (2) must comply with registration and prospectus delivery requirements of the Act in connection with any sale or transfer of the Exchange Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. Each of the Company and the Guarantors acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Act.

In addition, the Company and the Guarantors will (i) make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Old Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offers a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offers for its own account and is exchanging Old Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the Old Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of such Old Notes; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Act. See Shearman & Sterling (available July 2, 1993).

Sincerely,

AMCOR FLEXIBLES NORTH AMERICA, INC.

		By:	/s/ Larry Weber
			Name:	Larry Weber
			Title:	President

cc:	Jason Day
Jonathan S. Schulman
Perkins Coie LLP